

Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES AGREEMENT TO PURCHASE RIGS FOR FAYETTEVILLE SHALE PLAY

Houston, Texas – July 6, 2005...Southwestern Energy Company (NYSE: SWN) today announced that it has entered into a sales agreement with a private company to fabricate five new land drilling rigs plus associated equipment for an aggregate purchase price of approximately $37.7 million. The rigs will be capable of drilling both vertical and horizontal wells in the company's Fayetteville Shale play.

Delivery of the first rig is expected to occur in November 2005, with one additional rig delivered each month thereafter. The 2005 rig commitment is in addition to the company's previous capital spending plan of up to approximately $353 million.

"It is widely known that day rates for drilling rigs are increasing and that the current supply for quality rigs is tight. This agreement improves our ability to meet our development objectives for our Fayetteville Shale play in the most cost efficient manner," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "These new rigs have design features that are optimal for faster drilling and mobilization in our Fayetteville Shale play, which will allow us to accelerate the pace of development of the Fayetteville Shale play in 2006."

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
          Executive Vice President   **Manager, Investor Relations**
          and Chief Financial Officer   **(281) 618-4897**
          (281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ

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materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays, the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position, the extent of the company's success in drilling and completing horizontal wells, the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation, the ownership and operation of drilling rigs, the timing and extent of the company's success in discovering, developing, producing and estimating reserves, property acquisition or divestiture activities, the effects of weather and regulation on the company's gas distribution segment, increased competition, the impact of federal, state and local government regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions and prices (including regional basis differentials), the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field personnel, services, drilling rigs and other equipment, and any other factors listed in the reports filed by the company with the Securities and Exchange Commission (the "SEC"). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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